October 20, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 124 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The purpose of this filing is to provide the definitive Prospectus and Statement of Additional Information for the JNF Dynasty Liquid Alternatives Portfolio.  We believe that the Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact John Domaschko at (513) 352-6559.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP

682388.53